Exhibit 1

HQ/CS/CL.24B/14825

22 May 2012

Sir,

Sub: Press Release – Tata Communications’ full-year consolidated EBITDA grows by 46% YoY. Core Business delivers full-year PBT positive.

Please find attached herewith the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office: VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com

For immediate release	PRESS RELEASE

Media Contacts:
Divya Anand Tata Communications +91 8976068777 divya.anand@tatacommunications.com	Madhavi Kochar Rediffusion/Edelman +91 9880133311 madhavi.kochar@edelman.com

Tata Communications’ full-year consolidated EBITDA grows by 46% YoY.

Core Business delivers full-year PBT positive.

19% increase in consolidated gross revenues YoY

Recommends dividend of Rs. 2 per share

•	Global Voice Services full-year net revenues up by 16%

•	Global Data Services full-year gross revenues up by 18%

•	Neotel full-year EBITDA positive on Standalone basis

Mumbai, May 22nd 2012 - Tata Communications announced its financial results for the quarter and year ended March 31, 2012. Consolidated gross revenues grew to Rs. 141,961 million (USD 2,963 million @avg. Fx of USD/INR 47.91) in FY2012 from Rs. 119,320 million (USD 2,618 million @avg. Fx of USD/INR 45.57) last year. This comprised of Core Business revenues of Rs. 124,580 million (USD 2,600 million) as compared Rs. 113,205 million (USD 2,484 million) for FY2011 and Startup revenues which improved to Rs. 17,381 million (USD 363 million) from Rs. 6,115 million (USD 134 million) in the previous year. Tata Communications was PBT positive on a full-year basis at the Core Business level.

Global Voice Services (GVS) business reported total voice minutes at 55 billion minutes from 51 billion minutes in FY2011 on an overall level. GVS accounted for 55% of the Core Business revenues and Global Data Services (GDS) accounted for 45% in FY2012.

The Startup Business, primarily Neotel, showed revenues of Rs. 17,381 million (USD 363 million) in FY2012 from Rs. 6,115 million (USD 134 million) in FY2011. The Business has delivered a positive EBITDA on a standalone basis for the first time.

Q4 FY2012

Consolidated gross revenues stood at Rs. 39,613 million (USD 787 million @avg. Fx of 50.34 USD/INR) in Q4 FY2012, an increase from Rs. 36,041 million (USD 709 million @avg. Fx of 50 84 USD/INR) in the sequentially previous quarter and at Rs. 30,688 million (USD 678 million @avg. Fx of 45.29 USD/INR) in Q4 FY11.

The Core Business reported revenues of Rs. 35,090 million (USD 697 million) up from Rs. 31,648 million (USD 622 million) in Q3 FY2012 and from Rs. 29,076 million (USD 642 million) in the same quarter last year.

For immediate release	PRESS RELEASE

The Startup Business, comprising chiefly of Neotel, posted higher revenues of Rs. 4,522 million (USD 90 million) in Q4 FY2012 against Rs. 1,613 million (USD 36 million) in the same quarter last year.

Commenting on the results, Vinod Kumar, MD and CEO, Tata Communications, said, “Our main focus this year was profitability and this is reflected in our Core business which has registered a robust performance. The South African operation, Neotel, has also ended the year on an EBITDA positive note. We launched several new products in the last quarter which have held us in good stead. In these uncertain times, we are well poised to partner with our clients for their communications and technology requirements as they look to diversify and grow their business across different geographies.”

Corporate Highlights

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Tata Communications unveiled a multi-year technology service and marketing agreement with Formula One Management. The agreement will see Tata Communications delivering world-class connectivity to all 20 Formula 1™ race locations over its global network, which is the largest in the world. It will also provide hosting and content delivery services to Formula1.com, which is accessed by tens of millions of fans around the globe. The innovative deal positions Tata Communications corporately as a Technology Supplier of Formula 1™ with category exclusive designations as Official Connectivity Provider of Formula 1™ and Official Web Hosting and Content Delivery Network Provider of Formula1.com.

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The company launched its TGN-Gulf subsea cable system that will connect the Gulf to Mumbai, India and onward to the rest of the Tata Global Network (TGN). This system will offer network access to UAE, Oman, Qatar, Bahrain and Saudi Arabia in partnership with Nawras of Oman, Etisalat of UAE, Qtel of Qatar, Bahrain Internet Exchange of Bahrain, and Mobily of Saudi Arabia. The TGN-Gulf cable system will initially offer speeds of up to 10G and a greater geographical reach for Tata Communications’ customers, providing a critical backbone for economic development across the Gulf region.

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Tata Communications completed the world’s first round-the-world fibre optic cable network with the official launch of its Tata Global Network – Eurasia (TGN-EA) cable. The cable connects Europe to India, through Egypt, bringing increased capacity, resilience and enhanced communications links to not only the Middle East, but to the rest of the world. In conjunction with the company’s recently launched TGN-Gulf, these routes will cater to the increasing demand for voice, video and data services in and out of the Gulf region.

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Tata Communications joined nine global service providers to launch Global Meeting Alliance™, an open ecosystem of leading telecom providers that interconnects their respective business video communities. Launch members include Safaricom in Africa, Telstra in Australia, Etisalat, Qtel and Mobily in the Middle East, Neotel in South Africa and Sprint, Glowpoint and TELUS in North America. Customers will get to leverage Tata Communications’ industry-leading number of intercarrier agreements and enjoy access to an international Telepresence network of 3rd party video endpoints, as well as the largest global public Telepresence room network consisting of 42 public Telepresence suites in 22 countries.

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Neotel became the only company to have capacity on all the five cables that touch South Africa with the successful landing of the West Africa Cable System (WACS). WACS which spans the west coast of Africa will terminate in the United Kingdom, offering seamless connectivity into the rest of Europe and North America.

For immediate release	PRESS RELEASE

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Frost & Sullivan conferred three awards upon Tata Communications in the Enterprise Telecom Services category at the 2012 Frost & Sullivan, India, Information and Communications Technology (ICT) Awards. Tata Communications bagged the Enterprise Data Service Provider, Hosted Contact Centre Service Provider and Third-Party Managed Services Provider Awards for the year 2011.

A presentation providing the definitions and a detailed analysis of the results for the quarter and year ended March 31, 2012 has been uploaded on the Tata Communications website and can be accessed at: http://www.tatacommunications.com/downloads/investors/analyst/Annual_Analyst_Meet_May2012_Final.pdf

Ends…

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited)

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

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